Exhibit (a)(5)(clxiii)

FINAL TRANSCRIPT

Conference Call Transcript

ORCL - Oracle at Banc of America 34th Annual Investment Conference

Event Date/Time: Sep. 21. 2004 / NTS ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Jeff Henley

Oracle Corporation—Chairman

CONFERENCE CALL PARTICIPANTS

Bob Simpson

Enterprise Software

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

PRESENTATION

[Redacted]

Unidentified Speaker

I have a question on cash management. It relates to PeopleSoft, but only really with respect to cash management. How much — what does your balance sheet look like now as of, you know, where we are now or as of the last quarter? And taking into account, let’s say the time factors in resolving the PeopleSoft issue.

Assuming you won’t know for, let’s say six to 12 months because you’ve got to go through the EU (ph), you’ve got the legal suit on the poison pill, how much cash would you have then and can you sort of elaborate as to what you’re going to do with the cash one way or the other?

Assuming there is no PeopleSoft, what are you going to do with it? And assuming there is a PeopleSoft, why are we better off if you use your cash to buy it? Can you just give us some general approach on cash management?

Jeff Henley - Oracle Corporation—Chairman

Sure. We have 9 billion something, it’s in our Q we just filed. We can — we have had a buy back program for a long time, a number of years. We bought back about a half a billion dollars worth of stock in the first quarter.

And so we have chosen historically, absent doing acquisitions or something, that we can either pay dividends, buy stock back, let our cash balance rise, there aren’t too many options here. But we believe that buying stock back is more tax effective than dividends, although some of that differential has been reduced.

Unidentified Speaker

(off-mic)

Jeff Henley - Oracle Corporation—Chairman

Yes, and they may go back the old way. So I think our view is that as long as we’re doing smart acquisitions, that’s the best use of the money. That’s better than buying stock back. So if we can find acquisitions that add to shareholder value and so forth, then that’s the best thing we can do.

So I think if we don’t buy PeopleSoft, if we don’t have other meaningful acquisitions that use up cash, then you would probably — we don’t need to keep adding to our cash balances, so you’d probably see us buying stock back.

From time to time we’ve considered cash dividends. Frankly, our investors haven’t said much about it, but if everybody’s pounding the table to pay a cash dividend, we’d probably do that. I think our view is that at this stage at least, buying the stock back, particularly at these valuations, is probably the best thing for the shareholders. So that’s kind of it.

If we buy PeopleSoft, then we will slow down. We’ll do a limited buy back, but we’ll obviously borrow some cash. We’ll have a lot of cash available, too. But we’ll probably borrow some and then pay that down.

We’ve never believed in having a lot of debt, so if we buy — have to dig in to borrow money for the short term, then we want to pay that off pretty quickly. And we’ll have cash flow of about $4 billion this year so we generate a lot of cash. So it’s not going to be a problem, whatever we borrow, to pay that down pretty quickly.

Unidentified Speaker

I can sort of understand that. Are you in effect saying that even though stock carries a very high pre-cash flow yield right now and you’re reasonably optimistic on your core business, that it would make more sense to use your cash to consummate an acquisition like this than it would to give the money back to the shareholders.

Jeff Henley - Oracle Corporation—Chairman

That’s our view, absolutely. Larry owns 20% of the company; he’s a pretty serious cash shareholder. I don’t think he’s ever thrown his money around lightly, so absolutely. We’re pretty convinced this is a very important thing for us to do and we’re going to try real hard to get it done.

We’re not on an ego trip here; we really think it’s the right thing. You know we could be wrong, but we’re all pretty united, our board, about the fact that if we can get this done it makes good sense. Obviously at some price, it doesn’t make sense. But at least at the prices we’re talking about now, we think that it would make sense.

Unidentified Speaker

A smart acquisition always adds to earnings?

Jeff Henley - Oracle Corporation—Chairman

No, it doesn’t. And so you have to be careful. Sometimes it’s very easy to do anti-dilutive things and say it’s the synergy and all that business. I think you have to be very careful of that.

We’ve always been very careful. If you look at our record, I mean we haven’t gone out and done a lot of deals. We’ve been, I think, fairly judicious. So I’m not saying we would never do a dilutive deal, but I think it’s not in our bones to want to do those kinds of things.

We’re very skeptical of so-called synergy. But there’s times when I think there is some synergy, I guess. But you have to be really careful I think. That’s why you can’t afford to pay too much. You have to be really careful. I think many people have gotten themselves in trouble using the so-called synergy of doing this deal or that deal and that sort of thing.

Unidentified Speaker

Is there a possibility you would do the deal and it be dilutive?

Jeff Henley - Oracle Corporation—Chairman

That’s not our intention. Harry, you covered that on the earnings call I think. It’s certainly not our intention. If we mess it up or something, it could be dilutive. But going into it, I think our intention is to pay a price that would not be dilutive and make it a success.

And we’re pretty convinced this isn’t that risky, even though it’s good sized. We know how to do this. We know how to assimilate this thing pretty quickly and make a success of it, so.

Unidentified Speaker

Jeff, what’s — just to help the investors, what are the timeline of events that really have to happen assuming it stays hostile? Let’s say you got September 27th, you got — I mean instead of being September 24th you got a tender, or then you’re going to have to vote for the board seats. Can you just give us a sense of things that — some of the hurdles that you have to get through.

Jeff Henley - Oracle Corporation—Chairman

Well, I think it’s two big things there. We have to get through the regulatory so we have to hear if the Justice Department is going to appeal. And then that will take a few months to go through if they choose to appeal. And we have to get through the EU, which we hope is about to start the clock soon.

And then that takes I think four weeks to get a decision of them. We continue to believe that, particularly based upon the recent decision we have in the Justice Department, that we will get through both because our position is pretty clear and I think the judge supported that. He’s a very prominent former antitrust lawyer, so I think he speaks with a lot of authority. But it’s hard to predict exactly how long that takes. It could take few more months to get through that part.

And then what the other big obstacle is the poison pill and we have a trial starting in Delaware October 4th. So if the management doesn’t want to get rid of the pill, then perhaps we can get the courts to force them to get rid of the pill. I would hope the shareholders would be pounding the table, the PeopleSoft shareholders more, to tell them to get rid of the pills. We have a pill. I mean it’s very common to have a pill, but usually you use a pill as a way to buy a little time, not to buy 15 months worth of time, right? So I think at some point the shareholders may well, at least some of them, stand up and say, “Look, enough is enough.”

Let’s give the shareholders a choice here and let the shareholders decide. It’s their company in the end, not management’s company. To choose whether Oracle’s offer is a good offer versus you guys going it alone.

So that is hard to predict exactly what’ll happen and they could be intransigent and we may have to go to a proxy battle. I just don’t know. But so far I don’t think we — we’ve had no second thoughts about slowing down; we’re going to see it through to the end. And maybe they will too and maybe it will take a lot longer than any of us think.

Bob Simpson - Enterprise Software

Great.

Well, thank Mr. Henley for his time and thank you very much for attending and hope to see you soon.

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